UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

December 17, 2025

(date of earliest event reported)

For

HOUSE HACK, INC.

A Wyoming Corporation	I.R.S. E.I.N. 88-3438856

8164 Platinum Street
Ventura, CA 93004

IR@HouseHack.com

(805) 888-0846

Item 9. Other Events

On December 17, 2025, the Board of Directors of House Hack, Inc. (the “Company”) and the sole voting shareholder of the Company approved the adoption of the House Hack, Inc. 2025 Nonstatutory Stock Option Plan (the “Plan”). The purpose of the Plan is to aid the Company in recruiting and retaining service providers of outstanding ability and to motivate such persons to exert their best efforts on behalf of the Company by providing incentives through the granting of Stock Options.

Executive Summary

Performance-Based, Incentive Stock-Option Plan with MINIMUM 5-year vest. This is a 100% 5-year cliff, meaning even if market-cap and share-price targets are achieved, insiders do not earn any shares from this plan until 5 years (December 17, 2030). Outside BOTH market cap and share-price targets, 0 options are vested by this.

1.	ZERO REALIZABLE VALUE TODAY

The options granted are currently unvested and unexercisable. Insiders cannot sell, trade, or realize any marketable value from these securities as of the grant date.

2. 5-YEAR "NO SELL" LOCK-UP

Grants do not vest until 5 years of continuous service (December 17, 2030). Even if the company goes public earlier, the executives/board compensated herein are legally locked in for the long haul. The only exception occurs upon death, in which case the 5-year service cliff is waived, allowing heirs to immediately receive options vested up through the earned tranche, but again only those for which market-cap and share-price targets have been achieved.

3. AGGRESSIVE PERFORMANCE HURDLES

Vesting occurs only if the stock price hits specific, aggressive contractual targets. If the stock stays flat or grows moderately, the staff gets $0.00 from this Plan.

4. TAX-DRIVEN IPO ALIGNMENT

As these are Non-Statutory Stock Options (NSOs), the insiders face a significant cash tax liability upon exercise. This creates a natural financial incentive for the insiders to pursue a public listing (liquidity event) to satisfy tax obligations. Upon exercise, insiders are currently required to pay ordinary income tax on the “spread” (the difference between the current market value and the $0.66 strike price). This plan does not provide any company contribution to insiders for their tax obligations, despite this potentially large spread.

5. DILUTION PROTECTION MECHANISM

The plan is back-weighted. The insiders earn the majority of the options only at the highest valuations ($3B - $10B), ensuring that massive value is created for shareholders before significant dilution occurs. Additionally, upon the awarding of each tranche, subsequent tranches become harder for insiders to earn. Finally, this plan disincentivizes raising capital by issuing more shares as it makes insider awards harder to achieve. Management only earns the majority of this pool if the company grows from its current valuation to over $3 Billion, effectively requiring a ~2,000% to ~3,900% increase in value before full dilution occurs.

The Board of Directors and the sole voting shareholder also approved an amendment to the Articles of Incorporation increasing the authorized amount of non-voting common shares to 500,000,000, to accommodate future reserves, none of which are issued hereby. The Company has reserved up to 224,026,200 common shares to support any stock options issued under the Plan. This Plan effectively issues zero shares until stock-price AND valuation thresholds are achieved.

Pursuant to the Plan, the Board of Directors approved certain grants of Stock Options to directors and officers and other service providers. These grants vest only after five years of continuous service to the Company and grant the recipients the right to purchase non-voting shares of the Company at $0.66 per share. The grants will only be exercisable if the Company meets both the Company Stock Price Target and Valuation Threshold as detailed in the grants. The Company Stock Price means the trailing average trading price of a share of Common Stock on the Nasdaq stock exchange (or other national securities exchange on which the Shares are then listed) for a minimum of five (5) calendar days as reported by, or based upon data reported by a reliable reporting service as determined by the Company. If the Company’s Common Stock is not listed on the Nasdaq stock exchange (or other national securities exchange on which the Shares are then listed), then the Company Stock Price shall mean the sum of the AI valuation, determined as twenty (20) times the Company’s Annual Recurring Revenue (ARR), and an amount equal to two (2) times the real estate book value, divided by the total number of outstanding shares, as determined by the Company’s Compensation Committee. In case of any dispute as to the determination of the Company Stock Price, the Administrator shall have the sole discretion to make the final determination. The Valuation Threshold means, in respect of each share of common stock, the total amount available for distribution if the Company were to liquidate completely and, in connection with such liquidation, (i) its assets sold for cash equal to their respective fair market values, as determined in the reasonable discretion of the Board and (ii) all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the fair market value of the assets securing such liability).

Tranche	Company Stock Price Target	Valuation Threshold
1	$2.37	$200,000,000.00
2	$4.00	$400,000,000.00
3	$6.76	$800,000,000.00
4	$11.42	$1,600,000,000.00
5	$19.30	$3,200,000,000.00
6	$32.62	$6,400,000,000.00
7	$55.12	$10,000,000,000.00

The following directors and officers were granted Stock Options with the conditions, targets, terms and conditions disclosed above:

Kevin Paffrath

Tranche
1	2,573,864
2	6,100,000
3	10,974,510
4	17,092,810
5	25,284,958
6	35,900,940
7	38,728,900

Lauren Paffrath

Tranche
1	126,584
2	300,000
3	539,730
4	840,630
5	1,243,522
6	1,765,620
7	1,904,700

McKay Thomason

Tranche
1	421,945
2	1,000,000
3	1,799,100
4	2,802,100
5	4,145,075
6	5,885,400
7	6,349,000

William Stewart

Tranche
1	126,584
2	300,000
3	539,730
4	840,630
5	1,243,522
6	1,765,620
7	1,904,700

Ross Gerber

Tranche
1	126,584
2	300,000
3	539,730
4	840,630
5	1,243,522
6	1,765,620
7	1,904,700

All grants are made pursuant to the terms of the Plan.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

House Hack, Inc.

(Exact name of issuer as specified in its charter)

By:	/s/ Kevin Paffrath

Chief Executive Officer and President

Chairman of the Board of Directors

December 23, 2025